UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 6-K
REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO
RULE 13a-16 OR 15d-16 UNDER THE SECURITIES
EXCHANGE ACT OF 1934
For 17 February 2012
Harmony Gold Mining Company
Limited
Randfontein Office Park
Corner Main Reef Road and Ward Avenue
Randfontein, 1759
South Africa
(Address of principal executive offices)
(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-
F or Form 40-F.)
Form 20-F X        Form 40-F
(Indicate by check mark whether the registrant by
furnishing the information contained in this form
is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934.)
Yes             No X

Harmony Gold Mining Company Ltd
Incorporated in the Republic of South Africa
Registration number: 1950/038232/06
JSE Share code: HAR
NYSE Share code: HMY
ISIN: ZAE000015228

DEALING IN SECURITIES BY A DIRECTOR
Name of director: HE Mashego
Nature of transaction:
Off market exercise of
share appreciation rights
(“SARS”)and on market sale
of shares
Date: 16 February 2012
Class of Securities: SARS/Ordinary Shares
Exercise price per
SARS/Selling price per
share:
R 97.50
Strike price per SARS:
R 77.81
Number of SARS exercised:
3 527
Number of ordinary shares
sold
712
Total proceeds to incumbent:
R 69 446.63
Nature and extent of
directors interest:
Direct beneficial
Prior clearance was obtained in respect of the above
dealings by the director.
For more details contact:
Henrika Basterfield
Investor Relations Officer
+27 82 759 1775 (mobile)
Johannesburg, South Africa
17 February 2012
Sponsor:
J P Morgan Equities Limited

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Dated: February 17, 2012
Harmony Gold Mining Company Limited
By:    /s/ Hannes Meyer
Name: Hannes Meyer
Title: Financial Director